Exhibit 99.1

 **PRESS RELEASE**

 

CONSTELLATION BRANDS APPOINTS MIKE MCGREW TO NEWLY CREATED ROLE OF CHIEF COMMUNICATIONS & CSR OFFICER

VICTOR, N.Y., and CHICAGO, April 7, 2020 - Constellation Brands, Inc. (NYSE: STZ and STZ.B), a leading beverage alcohol company, announced today that it has appointed Mike McGrew to the newly created role of Executive Vice President, Chief Communications and Corporate Social Responsibility Officer. In this new role, McGrew will be responsible for overseeing all aspects of the company's communications efforts, including internal and external global communications, brand public relations, corporate branding and reputation, investor relations, and corporate social responsibility. McGrew will serve as a member of the company's Executive Management Committee and report directly to Bill Newlands, President and Chief Executive Officer.

"The company continues to benefit from Mike's deep experience and expertise in leading impactful communication strategies for our top business priorities," said Newlands. "He will play an integral role on our executive management team, ensuring that as we grow and evolve as a company, we will continue to deliver comprehensive communications to all of our important stakeholders with clarity and consistency of messaging."

Based in Chicago, McGrew joined Constellation Brands in 2014 as senior director, communications for the beer division. He has held a number of progressive leadership roles within the company, including serving as a member of the Operational Executive Management Committee, providing valuable stakeholder and business perspective, and leading the development and execution of impactful communication campaigns to support various strategic priorities and investments that have contributed to the company's overall success.

"Constellation Brands is a values-based company with impeccable brands built by one of the strongest teams in the industry," said McGrew. "I'm extremely proud to be part of this team and look forward to working alongside our entire Executive Management Committee to continue executing our strategy, driving industry-leading results, making a positive impact in our communities, and creating a culture that leads to fulfilling careers for our talented team members."

ABOUT CONSTELLATION BRANDS

At Constellation Brands (NYSE: STZ and STZ.B), our mission is to build brands that people love because we believe sharing a toast, unwinding after a day, celebrating milestones, and helping people connect, are Worth Reaching For. It's worth our dedication, hard work, and the bold calculated risks we take to deliver more for our consumers, trade partners, shareholders, and communities in which we live and work. It's what has made us one of the fastest-growing large CPG companies in the U.S. at retail, and it drives our pursuit to deliver what's next.

Today, we are a leading international producer and marketer of beer, wine, and spirits with operations in the U.S., Mexico, New Zealand, and Italy. Every day, people reach for our high-end, iconic imported beer brands such as Corona Extra, Corona Light, Corona Premier, Modelo Especial, Modelo Negra, and Pacifico, and our high-quality premium wine and spirits brands, including the Robert Mondavi brand family, Kim Crawford, Meiomi, The Prisoner brand family, SVEDKA Vodka, Casa Noble Tequila, and High West Whiskey.

But we won't stop here. Our visionary leadership team and passionate employees from barrel room to boardroom are reaching for the next level, to explore the boundaries of the beverage alcohol industry and beyond. Join us in discovering what's Worth Reaching For.

To learn more, follow us on Twitter @cbrands and visit www.cbrands.com.

MEDIA CONTACTS
Amy Martin 585-678-7141 / amy.martin@cbrands.com

INVESTOR RELATIONS CONTACTS
Patty Yahn-Urlaub 585-678-7483 / patty.yahn-urlaub@cbrands.com
Bob Czudak 585-678-7170 / bob.czudak@cbrands.com

Mike McGrew



Executive Vice President and
Chief Communications and CSR Officer